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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ending    DECEMBER 31, 2002
                          ------------------------------------------------------

Commission File Number        1-16463
                      ----------------------------------------------------------

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

             PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

  701 MARKET STREET, ST. LOUIS, MISSOURI                      63101-1826
--------------------------------------------------------------------------------
 (Address of principal executive offices)                     (Zip Code)









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                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors..............................................2

Financial Statements:

      Statements of Net Assets Available for Benefits -
      December 31, 2002 and 2001............................................3

      Statements of Changes in Net Assets Available for Benefits -
      Year Ended December 31, 2002 and Period from
      May 22, 2001 (date of inception) through December 31, 2001............4

      Notes to Financial Statements.........................................5

Signatures..................................................................9

Exhibit Index..............................................................10

Exhibit 23 - Consent of Independent Auditors...............................11




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                         REPORT OF INDEPENDENT AUDITORS

The Plan Administrators and Participants
Peabody Energy Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of Peabody Energy Corporation Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and for the period from May 22, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 and for the period from May 22, 2001 (date of inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                    Ernst & Young LLP


St. Louis, Missouri
March 5, 2003







                                       2
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            PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   December 31,
                                                             -----------------------
                                                                2002         2001
                                                             ----------   ----------
ASSETS
  Participant deposits due from Peabody Energy Corporation   $  676,916   $1,048,492

LIABILITIES
  Stock purchase payable                                        676,916    1,048,492
                                                             ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                            $        -   $        -
                                                             ==========   ==========












                 See accompanying notes to financial statements

                                       3


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            PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              Period from
                                                                           May 22, 2001 (date
                                                        Year Ended          of inception) to
                                                     December 31, 2002      December 31, 2001
                                                     -----------------     ------------------
ADDITIONS TO NET ASSETS:
  Participant contributions                             $ 2,883,183            $ 2,352,066

DEDUCTIONS FROM NET ASSETS:
  Contributions held for future stock purchases            (676,916)            (1,048,492)
  Contributions used for stock purchases                 (2,206,267)            (1,303,574)
                                                        -----------            -----------
NET CHANGE                                                        -                      -

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                             -                      -
                                                        -----------            -----------
End of period                                           $         -            $         -
                                                        ===========            ===========




                 See accompanying notes to financial statements


                                       4
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             PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN

General
The following general description of the Peabody Energy Corporation Employee Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information. Peabody Energy Corporation (the Company) is the Plan sponsor.

The Plan is an employee stock purchase plan, established on May 22, 2001, to enable eligible employees of the Company and certain of its subsidiaries to purchase Peabody Energy Corporation common stock at a discount from the fair market value. The purchase price is equal to 85 percent of the lower of the fair market value of the stock as of the first business day or the last business day of an offering period. Fair market value is the closing price on each of the applicable dates, as quoted on the New York Stock Exchange (NYSE). Purchased shares of common stock are issued by the Company and are transferred to a brokerage account (maintained by the Plan's custodian) outside of the Plan in the name of the participant.

The year is divided into two offering periods, each six months in duration, with six-month offering periods thereafter. Subsequent offering periods automatically commence unless otherwise specified by the Plan Administrator.

The Plan expires on May 22, 2011 and provides for the issuance of no more than 1,500,000 shares of the Company's common stock. The Plan, however, will terminate when all shares available for issuance, as amended from time to time, have been sold. The shares may be unissued shares or reacquired shares, including shares purchased on the open market.

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the Code). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Code Section 401(a), nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Administration of the Plan
The Plan is administered by a committee appointed by the Peabody Energy Corporation Board of Directors. Allecon Stock Associates, L.L.C. functions as the recordkeeper and A.G. Edwards & Sons, Inc. functions as the custodian for the Plan.




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Eligibility
Currently, employees of the Company or a participating subsidiary of the Company are eligible to participate in the Plan if:

     - their customary employment is more than 20 hours per week and they are employed more than five months per year; and

     - they own less than five percent of the total combined voting power of all outstanding shares of all classes of securities of the Company.

Participation begins on the first day of the offering period.

Participant Accounts
A separate account is maintained by the custodian for each participant in the Plan, reflecting that participant's share purchases and sales, purchase or sale prices, dividends reinvested and investment gains and losses. Assets held in participant accounts are neither assets of the Plan or the Company.

Contributions
The Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the employee's eligible compensation, which includes straight time wages or base salary (inclusively). Bonuses, incentive compensation, overtime, commissions and shift premiums paid to an employee are not included in eligible compensation. Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until shares are purchased. Employees may not purchase more than $25,000 worth of stock through the Plan in any one year; any contributions in excess of this amount are refunded to the employee. No interest is paid on contributions made during an offering period. The Company does not make contributions to the Plan.

Prior to the change of offering periods as discussed in Note 6, employee contributions were used to purchase shares of the Company's stock on the purchase date, or the last business day of each offering period (each March 31 and September 30). If the purchase date is on a weekend or is a U.S. holiday on which the NYSE is closed, the purchase date will be the previous business day of the offering period in which the NYSE was open. Purchases are made in whole and fractional shares. Purchases are made automatically, unless a participant withdrawal is executed prior to the purchase date.

A participant may withdraw or discontinue their contributions to the Plan prior to 15 days before the purchase date. If contributions are discontinued, the participant may either elect to have all contributions made during the offering period refunded or leave all contributions deducted during the current offering period to purchase stock at the end of the offering period. Any shares previously purchased remain in the participant's account despite discontinuing contributions or withdrawing from the Plan.




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Sale of Stock
Shares purchased under the Plan are subject to a restriction period of 18 months from the date the shares are purchased. Shares may not be sold, pledged or otherwise transferred during this 18-month restriction period.

Dividends
Dividends paid on stock held in participant accounts are automatically reinvested in additional shares or fractional shares of the Company's stock. Shares purchased with dividends are priced at 100 percent of the fair market value of the stock as of the date dividends are paid. There is no time requirement for holding shares purchased with dividends.

2. ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are maintained on the accrual basis of accounting.

Plan Expense
Administrative fees and expenses of the Plan are paid by the Company.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator and the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. PARTICIPANT DEPOSITS DUE FROM PEABODY ENERGY CORPORATION AND STOCK PURCHASE PAYABLE

At December 31, 2002 and 2001, the Plan had an obligation to purchase the Company's common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Net Assets Available for Benefits as "Stock purchase payable." Amounts contributed by plan participants during the offering period from October 1, 2002 to December 31, 2002 and the offering period from October 1, 2001 to December 31, 2001 are reflected as "Participant deposits due from Peabody Energy Corporation." The offering period in place at December 31, 2002 terminates on March 31, 2003.

The offering period in place at December 31, 2001 terminated on March 31, 2002. On April 1, 2002, the Plan purchased 94,869 shares of common stock at a cost of $1.9 million. On October 1, 2002, the Plan purchased 62,362 shares of common stock at a cost of $1.4 million. All shares purchased were deposited directly to the participants' accounts.

The Plan's initial offering period ran from May 22, 2001 through September 30, 2001. On October 1, 2001, the Plan purchased 63,636 shares of common stock at a total cost of $1.3 million. All shares purchased were deposited directly to the participants' accounts.




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4. TAX STATUS

The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends on shares held in participant accounts) will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period and disposition price. Dividends received on shares held in the participant's account are taxable to the participant as ordinary income. The Plan does not provide for income taxes.

5. PLAN MODIFICATIONS

The Peabody Energy Board of Directors may amend or suspend the Plan at any time. However, no amendment can adversely affect participant rights under the Plan in the current offering period.

Although it has not expressed any intent to do so, the Peabody Energy Corporation Board of Directors may terminate the Plan at any time. If it does, the Plan will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Plan, all contributions held by the Plan would be refunded to the Plan participants at the time of termination.

6. SUBSEQUENT EVENTS

During December 2002, the Plan Administrator changed the offering periods of the Plan to coincide with the Plan's fiscal year. As a result, the new offering periods will be January 1 through June 30 and July 1 through December 31. The current offering period of October 1, 2002 through March 31, 2003 will not be interrupted and will be followed by a shortened offering period of April 1, 2003 through June 30, 2003 after which the new offering periods will commence.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Energy Corporation Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                           Peabody Energy Corporation
                                           Employee Stock Purchase Plan

Date:  March 24, 2003                 By:  /s/ Sharon D. Fiehler
                                         ------------------------------------
                                           Sharon D. Fiehler
                                           Peabody Energy Corporation
                                           Executive Vice President,
                                           Human Resources & Administration











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                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


     Exhibit
       No.          Description of Exhibit
       ---          ----------------------
        23          Consent of Ernst & Young LLP, Independent Auditors

















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